Contact

www.linkedin.com/in/imukhan
(LinkedIn)

Top Skills

Sales

Advertising

Search Engine Optimization (SEO)

Honors-Awards

Certificate of Recognition for Academic Excellence

Certificate of Student Council Member

Middle East Technical University High Honor Roll

Middle East Technical University Merit

Publications

Factors affecting climate change concern in Pakistan: are there rural/urban differences?

M. Umar Khan

Founder @ DEENIN® & The Wudhu Socks | Entrepreneur | Innovating at the Intersection of Deen, Function and Lifestyle

Lewes, Delaware, United States

Summary

Deen isn’t meant to be complicated. It’s meant to guide, to bring ease and to be lived with understanding. But I’ve seen how misconceptions, uncertainties and unnecessary complexities often make Islamic practices feel distant or difficult to follow.

My goal is to make Islamic practices easier to understand and integrate into daily life. Not by adding complexity, but by removing barriers, clarifying what’s often misunderstood and offering practical guidance that helps Muslims live their Deen with confidence.

I don’t see myself as a preacher, nor do I claim to have all the answers. I’m here to learn, reflect and share, to have the conversations that matter, to address the questions many are afraid to ask and to provide a space where Deen feels accessible, not intimidating.

Through my work, I hope to blend tradition and modernity, ensuring that Islamic principles remain as relevant and seamless today as they have always been. If I can play a small part in making deen easier to practice, clearer to understand, and closer to the heart, then I consider that a responsibility worth carrying.

Let’s have the conversations that matter. I’d love to hear your thoughts.

Experience

DEENIN

Co-Founder & Head of Product Development

May 2023 - Present (3 years 1 month)

Lewes, DE

• Lead strategic planning and partnership efforts to position DEENIN as a leading provider of Islamic lifestyle products worldwide.

• Oversee product design, development, and marketing strategies, ensuring alignment with brand values and vision.
• Implement innovative marketing initiatives to enhance brand visibility and customer engagement.

The Wudhu Socks™
Co-Founder & CEO
June 2019 - Present (7 years)
Islāmābād, Pakistan

• Manage supply chain optimization for growth and efficiency.
• Connect with leads to scale business in relevant industries.
• Visualize sales points theme and collaborate with social media team.
• Leverage multiple sales channels to reach potential customers globally.

Orta Doğu Teknik Üniversitesi / Middle East Technical University
Marketing Assistant
January 2018 - September 2018 (9 months)

• Assisted in marketing the university and managing social media campaigns to increase brand awareness.
• Organized information for advertising campaigns and analyzed marketing tactics' effectiveness.

Education

Orta Doğu Teknik Üniversitesi / Middle East Technical University
Bachelor's degree, Economics · (August 2017 - July 2021)

Orta Doğu Teknik Üniversitesi / Middle East Technical University
Minor, Information Systems · (2018 - 2022)

Roots IVY International Schools & Colleges
GCE A Levels, Economics · (2016 - 2017)

Pakturk International Schools & Colleges
GCE O Levels, Pre-Engineering · (2012 - 2016)